UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 30 October 2009

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Results for the first quarter
ended 30 September 2009

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN Code: ZAE 000015228

Shareholder information

Issued ordinary share capital at 30 September 2009	426 024 653

Market capitalisation

At 30 September 2009 (ZARm)	R34 082
At 30 September 2009 (US$m)	$4 380

Harmony ordinary share and ADR prices

12-month high (1 October 2008 to 30 September 2009) for ordinary shares	R132.85
12-month low (1 October 2008 to 30 September 2009) for ordinary shares	R61.99
12-month high (1 October 2008 to 30 September 2009) for ADRs	$13.25
12-month low (1 October 2008 to 30 September 2009) for ADRs	$5.47
Free float	100%
ADR ratio	1:1

JSE Limited   HAR

Range for quarter (1 July 2009 to 30 September 2009 – closing prices)	R69.05 – R87.51
Average daily volume for the quarter (1 July 2009 to 30 September 2009)	2 153 250

New York Stock Exchange, Inc.   HMY

Range for quarter (1 July 2009 to 30 September 2009 – closing prices)	$8.50 – $11.75
Average daily volume for the quarter (1 July 2009 to 30 September 2009)	3 090 206

Nasdaq   HMY

Range for quarter (1 July 2009 to 30 September 2009 – closing prices)	$8.50 – $11.78
Average daily volume for the quarter (1 July 2009 to 30 September 2009)	582 680

Key features for the quarter

⬧ 6% increase in total gold production – higher than guidance provided
  - 6% increase in underground tonnage
  - 10% improvement in average recovery grade

⬧ 5.2% increase in total R/kg costs
  - mainly related to wages and electricity increases

⬧ Capital efficiencies
  - capital expenditure 17% less than previous quarter

⬧ On track to delivering annual production target
  - increased ounces
  - improved performance at all shafts – except Virginia and Evander

Financial summary for the first quarter ended 30 September 2009

		Quarter Sept 2009	Quarter June 2009	Q-on-Q % variance
Gold produced	– kg	11 615	11 003	5.6
	– oz	373 431	353 752	5.6
Cash costs	– R/kg	188 362	179 074	(5.2)
	– US$/oz	753	661	(13.9)
Cash operating profit	– R million	552	743	(25.7)
	– US$ million	71	88	(19.3)
Gold sold	– kg	11 471	10 829	5.9
	– oz	368 800	348 160	5.9
Gold price	– R/kg	239 438	245 953	(2.69)
Exchange rate – R/US$		7.78	8.42	(7.6)

HARMONY'S ANNUAL REPORTS

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2009 are available on our website at www.harmony.co.za.

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

▶ overall economic and business conditions in South Africa and elsewhere;

▶ the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

▶ increases/decreases in the market price of gold;

▶ the occurrence of hazards associated with underground and surface gold mining;

▶ the occurrence of labour disruptions;

▶ availability, terms and deployment of capital;

▶ changes in government regulation, particularly mining rights and environmental regulations;

▶ fluctuations in exchange rates;

▶ currency devaluations and other macro-economic monetary policies; and

▶ socio-economic instability in South Africa and regionally.

Contents



Chief Executive Officer's Review

Overview

The first quarter of FY10 marked the start of our 'Four-phase Growth Path', the objective of which is to produce more ounces from those assets we have and to acquire further ounces through acquisitions and strategic partnerships.

Safety

We are deeply saddened by the death of eight of our colleagues during the quarter and I extend my hearfelt condolences to their families, friends and workmates.

Those who died were: Phakisa employee Tokelo Maliba, a loader driver; Masimong employee Letsema Hlaeli, a team leader; Unisel employees Simiao Alexandre Bila, a miner, Thabiso Belekwane and Tseliso Lekeka, both locomotive operators; Evander employee Boy Sikobi, a rock drill operator; Elandsrand employee Samual Tsabedze, a stope team leader; and Doornkop employee Clement Rantjelebane, an engineering foreman.

Safety concerns are being addressed through: management leading by example, improved communication and safety awareness campaigns. Our safety strategy and initiatives have resulted in improved safety statistics quarter-on-quarter, but we continue to strive for an even safer working environment.

Gold market

Primarily a South African gold producer, we continued to experience the negative impact of a strong South African Rand, and a consequent lower average Rand gold price received, on revenue. In the quarter under review, the Rand/US Dollar exchange rate averaged R7.78/US$ compared with R8.42/US$ in the previous quarter. The average Rand gold price received during the period declined by 3% to R239 438/kg.

It is encouraging, nonetheless, to note the 7% improvement in the US Dollar gold price – from US$935/oz at the start of the quarter to US$996/oz at the close. This serves to underpin our confidence in gold, particularly during times of global economic stress.

None of the fundamentals supporting the metal have changed: overall demand is little affected by increased scrap entering the market; central banks continue to exercise prudence in respect of their holdings; and supply of newly-mined gold is likely to continue to be constrained by fewer new discoveries, as well as the costs and timeframes associated with exploration, development and mining, and by the availability of funding for new projects.

Operational performance

Total gold production increased by 6% to 11 615kg, reflecting increases in gold production from both underground and surface sources and exceeding guidance provided in September 2009. While total throughput was 4% lower at 4 484 000t, the average yield was 10% higher at 2.59g/t.

Underground gold production was 5% higher at 10 724kg, resulting from a 6% rise in throughput from underground to 2 392 000t. The average underground yield was slightly lower at 4.48g/t. With the exception of Evander and Virginia, all of the underground operations delivered improvements in gold production. Particularly noteworthy was Doornkop's 28% increase in gold production. This was the consequence of a 45% increase in yield, due largely to a remarkable improvement in development metres achieved, which will ensure that the build-up plan on the South Reef Project is achieved.

A 26% increase in surface yield to 0.43g/t more than offset the impact of a 13% decrease in surface throughput, resulting in a 10% increase in surface gold production to 891kg. The Kalgold open-pit operation recorded a 16% increase in gold production on the back of higher throughput due to improved plant availability, while the surface retreatment operations, excluding Phoenix, showed a 61% improvement in yield and delivered 14% more gold.

Financial performance

Higher gold production helped to overcome the negative impact of a 3% drop in the average Rand gold price received to R239 438/kg. Consequently, total revenue was 3% higher at R2.7 billion. After accounting for an 11% increase in cash operating costs to R2.2 billion – the main drivers of which were electricity and labour – cash operating profit was 26% down on the previous quarter at R552 million.

Labour costs increased by R162 million when compared to the previous quarter, due to annual wage increases implemented and a once off leave liability adjustment of R35 million. Electricity costs increased by R135 million, R75 million of which was attributable to winter tariffs.

As previously advised, capital expenditure is beginning to edge downward as the major projects reach advanced stages of development and start to come on stream. The September quarter's capital expenditure was 17% down at R915 million.

Project progress

Our South African growth projects, Phakisa, Doornkop, Elandsrand and the Tshepong decline are working towards contributing lower cost per unit ounces. These projects are well on their way towards achieving their targets.

Despite some setbacks during the commissioning phase, good progress was made at Hidden Valley in Papua New Guinea. Completion and commissioning of the conveyor is scheduled during the December 2009 quarter, with production expected to ramp up to commercial levels during the December 2009 quarter.

Exploration

Generally, exploration results were pleasing and the drilling programmes are on track. For more information see the exploration section on page 11.

Investor Day

On 19 August 2009 Harmony held an Investor Day, the purpose of which was to share with investors our planning parameters, strategic plan and outlook for the next five years. We have spent R1.1 billion on capital development in the past year, which is already showing results, as illustrated in the graph below:



Corporate matters

It is pleasing to report that all agreements relating to our acquisition of the Free State assets from Pamodzi Gold Free State (Pty) Limited (in provisional liquidation) (Pamodzi Gold Free State) have been signed, following indications of support from the main creditors being the Industrial Development Corporation and the Unions, and the sanction of the High Court.

The waste rock dump agreement became unconditional on 16 September 2009 and R20 million in terms of this agreement was paid to Pamodzi Gold Free State. It is likely that the remaining agreements will become unconditional towards the end of November 2009, which will result in Harmony having to pay the balance of the consideration price, being R380 million.

The assets, to be known collectively for now as the President Steyn Shafts, are an excellent fit with our existing Free State assets. As reported previously, we expect to be able to exploit numerous synergies between the two, and to deliver significant profitable ounces into our growth profile as a result.

Harmony paid its first dividend in five years on 21 September 2009. We believe that paying a dividend is a sign of a healthy company and, depending on operational performance and revenue, we intend paying regular dividends to shareholders.

Looking ahead

In the short term, we would expect gold production to increase marginally as the various restructuring measures we have taken in respect of existing operations continue to bed down and as our new projects start to deliver.

We will have to contend with the likelihood of continuing Rand strength for now, and the negative consequences of this on Rand gold receipts. Indeed, we may have to consider some restructuring at our lowest-grade, highest-cost operations.

In terms of costs, while we are into summer and free for a couple of quarters from higher winter electricity tariffs, the spectre of further extraordinary price hikes from power utility Eskom to fund its growth imperative looms large. In addition, our wage bill will reflect the impact of the recently agreed two-year wage settlement.

Our weapon in managing the strong Rand and rising costs, must be improved productivity – in short, we need to work harder and smarter. Our focus remains producing more profitable ounces.

Looking further ahead, we remain bullish on the fundamentals of the gold sector in the medium and longer term. This is what encourages us to continue to pursue our four-phase growth path:

- optimising our asset portfolio;
- improving operational efficiency and productivity;
- making further acquisitions and entering into other strategic partnerships when it makes sense to do so; and
- growing organically.

Chief Executive Officer
Graham Briggs



Safety and health

Safety

Safety remains a key focus at all of Harmony's operations. It is with deep regret that we report that eight fatalities occurred during the September 2009 quarter. Falls of ground were the main cause of most of these incidents. Our management teams continue to roll out effective behavior-based safety programmes to ensure that safety standards are adhered to and that best practices are applied at all workplaces.

We are pleased to announce that, during the September quarter, there was an improvement in the key safety rates compared to the previous quarter. The Lost Time Injury Frequency Rate (LTIFR) improved by 26% compared to the actual figure for the previous year (from 9.35 to 6.91) and by 17% quarter-on-quarter from 8.35 to 6.91, the best rate ever achieved at Harmony. A single-digit LTIFR was achieved for the fourth consecutive quarter. The year to date Reportable Injury Frequency Rate (RIFR) improved by 29% compared to the actual figure for the previous year (from 4.97 to 3.55) and by 20% from 4.43 in the June 2009 quarter to 3.55 in the current quarter; again, the best ever achieved RIFR at Harmony. Although the Fatality Injury Frequency Rate (FIFR) declined 52% compared to the actual figure for the previous year (from 0.21 to 0.32), an improvement of 9% was achieved for the quarter under review at 0.32 compared with a FIFR of 0.35 in the previous quarter. These improvements in safety rates bear testimony to the emphasis placed on safety at Harmony and we are starting to see the positive effects of behaviour change among our employees.

Harmony's management team is dedicated to ensuring that these safety improvements are sustainable and to ensure that through the continued implementation of effective behaviour-based safety programmemes at all our operations, the safety culture and mindset of safety is maintained throughout the company.

The following operations achieved outstanding safety results:

▶ Evander 8 Shaft – 2 000 000 fatality free shifts

▶ Doornkop Shaft – 1 000 000 fatality free shifts

▶ Merriespruit 1 Shaft – 750 000 fatality free shifts

▶ Evander Plant – 500 000 fatality free shifts

Health

The well-being and healthcare of our employees is another key focus for the company. Harmony continues to consolidate the various components of healthcare that will contribute to the well-being of our employees and improve productivity in the company in the longer term.

In terms of occupational hygiene, noise and dust are the key problem areas. Much is being done to curb the impact of these and ensure that our employees are protected against them in their workplaces. During the quarter under review, implementation of personalised hearing protection devices (HPDs) was 90% completed. The installation of sound attenuators on mechanical loaders has been scheduled and some of the operations have already begun installation of the devices.

Operational overview

South African underground operations

Indicator		September 2009	June 2009	% Variance
Tonnes	**('000)**	2 392	2 267	6
Grade	**(g/t)**	4.48	4.50	–
Gold produced	**(kg)**	10 724	10 192	5
Gold sold	**(kg)**	10 617	10 035	6
Cash operating costs	**(R/kg)**	191 627	179 181	(7)
Operating profit	**(R'000)**	483 717	682 608	(29)

Bambanani

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	147	138	7
Grade	(g/t)	6.44	6.35	1
Gold produced	(kg)	946	876	8
Gold sold	(kg)	973	792	23
Cash operating costs	(R/kg)	199 533	193 207	(3)
Operating profit	(R'000)	40 633	44 050	(8)

Bambanani had a satisfactory quarter, with a 7% increase in tonnes milled and a 1% increase in grade, resulting in an 8% increase in gold production to 946kg. The improvements were due to a stronger emphasis on disciplined mining, in particular the achievement of daily tramming and hoisting targets, as well as clean mining.

Cash operating costs rose by 12% due mainly to wage increases and higher electricity costs. Increased gold production contained the increase in R/kg unit costs to 3%, at R199 533/kg. Operating profit dropped by 8% due to a decrease in the R/kg gold price received.

Doornkop

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	130	148	(12)
Grade	(g/t)	3.85	2.65	45
Gold produced	(kg)	500	392	28
Gold sold	(kg)	500	394	27
Cash operating costs	(R/kg)	171 476	211 855	19
Operating profit	(R'000)	18 536	27 651	(33)

Doornkop's gold production for the quarter increased by 28% to 500kg, a 45% increase in recovered grade offsetting a 12% decrease in tonnes milled. Doornkop has seen a remarkable improvement in development metres achieved, which will ensure that the build-up on the South Reef project is achieved. Total cash operating costs rose by 3% due to increased labour and electricity costs.

Cash operating costs in R/kg terms improved by 19% and are expected to improve further as a result of increased square metres to be mined from the higher grade South Reef areas.

Elandsrand

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	260	233	12
Grade	(g/t)	6.25	6.30	(1)
Gold produced	(kg)	1 625	1 469	11
Gold sold	(kg)	1 433	1 368	5
Cash operating costs	(R/kg)	182 729	180 732	(1)
Operating profit	(R'000)	68 904	103 204	(33)

Elandsrand recorded a good performance. A 12% increase in tonnes milled negated a 1% decrease in recovered grade, resulting in an 11% increase in gold production to 1 625kg.

Improved production resulted in cash operating costs rising by only 1% to R182 729/kg.

Cash operating profit was 33% lower at R69 million, due mainly to a lower R/kg gold price received and a four-day production stoppage following a fatal accident.

Evander

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	259	248	4
Grade	(g/t)	4.78	5.44	(12)
Gold produced	(kg)	1 239	1 348	(8)
Gold sold	(kg)	1 203	1 429	(16)
Cash operating costs	(R/kg)	226 699	185 361	(22)
Operating profit	(R'000)	16 880	85 014	(80)

Evander continues to deliver disappointing results. While tonnes milled rose by 4% to 259 000t reflecting improved volumes from Evander 7 and 8 shafts, recovered grade was 12% down due to lower yields from Evander 2, 5 and 8 shafts. Increased throughput was not sufficient to offset the lower yield and gold production was 8% down at 1 239kg.

Lower production, together with increased labour and electricity costs, led to a 22% increase in cash operating costs to R226 699/kg. Fewer ounces and higher costs resulted in an 80% drop in cash operating profit to R17 million.

The overall performance of Evander 2 and 5 shafts during the quarter was negatively affected both by actions taken to improve safety and implementation of a new mining plan during August 2009 to deliver lower volumes and higher grade.

Joel

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	136	131	4
Grade	(g/t)	3.79	3.76	1
Gold produced	(kg)	515	492	5
Gold sold	(kg)	529	443	19
Cash operating costs	(R/kg)	198 792	198 069	–
Operating profit	(R'000)	22 944	21 674	6

Joel had a pleasing quarter in terms of both safety and operational performance. Tonnes milled continue to improve and was 4% higher at 136 000t. Overall, recovered grade improved from 3.76 g/t to 3.79 g/t which, together with higher grades and higher tonnes, resulted in a 5% increase in gold production.

In spite of significant labour and electricity cost increases, cash operating costs were well controlled, rising by only 0.4% to R198 792/kg. Cash operating profit for the quarter increased by 6% to R23 million, the result of increased gold production and the shaft's ability to curb its costs.



Masimong

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	234	222	5
Grade	(g/t)	5.81	5.24	11
Gold produced	(kg)	1 359	1 164	17
Gold sold	(kg)	1 349	1 245	8
Cash operating costs	(R/kg)	137 986	141 947	3
Operating profit	(R'000)	138 159	135 373	2

Masimong excelled once again, recording improved tonnage, grade and gold production. Tonnes milled rose by 5%, due to improved square metres mined. Recovered grade was 11% higher at 5.81g/t, a consequence of an increase in face grades from the B Reef and improved sweepings and stoping widths.

While cash operating costs were 14% higher due mainly to increased labour and electricity costs, the 17% increase in gold production resulted in R/kg unit costs decreasing by 3% to R137 986/kg. This was the best R/kg cost performance in the company during the quarter.

Cash operating profit was R138 million.

Masimong is in good shape and well-positioned to produce consistent safety, production and profitability results.

Phakisa

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	71	67	6
Grade	(g/t)	3.66	3.64	1
Gold produced	(kg)	260	244	7
Gold sold	(kg)	268	219	22
Cash operating costs	(R/kg)	222 000	159 652	(39)
Operating	(R'000)	5 244	18 724	(72)

Phakisa recorded moderate operational results. Tonnes milled improved by 6% to 71 000t. A geological feature in the 63 line caused delays in production during the quarter, but has been resolved.

There was a slight increase in recovered grade from 3.64g/t to 3.66g/t in the past quarter. Gold produced increased by 7% to 260kg.

Total cash operating costs were 48% higher, inflated by production build-up costs and higher labour and electricity costs. This impacted negatively on R/kg costs, which rose by 39% to R222 000/kg. Cash operating profit was thus 72% lower at R5 million. Costs are likely to improve in the next quarter, as production is brought back in line with the planned upward trend.

Four ice plants have been commissioned, resulting in improved ventilation and cooling. This will have a positive effect on productivity and production. The fifth ice plant will be up and running in the next quarter.

Target

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	193	167	16
Grade	(g/t)	4.71	4.78	(1)
Gold produced	(kg)	909	798	14
Gold sold	(kg)	955	765	25
Cash operating costs	(R/kg)	166 448	153 876	(8)
Operating profit	(R'000)	59 779	36 965	62

Target delivered an excellent safety performance during the quarter and gold production rose by 14% to 909kg. A 16% improvement in tonnes milled to 193 000t – reflecting increased availability of the massive stopes and improved environmental conditions in the narrow reef, conventional stoping section – offset the effect of a 1% decline in yield to 4.71g/t. A higher plant call factor and continued underground clean-up helped to boost production.

Cash operating costs were 8% higher due to higher tonnage milled, as well as wage and electricity increases. Increased gold production, as well as more gold sold, resulted in a 62% improvement in cash operating profit.

A programme of geological re-modelling and a re-estimation of the orebody is almost complete. This is expected to lead to better estimates of ore mined going forward.

Tshepong

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	418	348	20
Grade	(g/t)	4.07	4.76	(14)
Gold produced	(kg)	1 703	1 655	3
Gold sold	(kg)	1 751	1 503	17
Cash operating costs	(R/kg)	168 445	157 819	(7)
Operating profit	(R'000)	127 136	137 647	(8)

Tshepong achieved a 20% improvement in tonnes milled due to higher square metres mined and additional waste development tonnes milled from the decline trammed to reef. The increase in tonnage resulted in 1 703kg of gold produced, 3% up from the previous quarter.

Recovered grade was 14% lower at 4.07g/t, the reason being more erratic values as panels were mined on the edge of the pay shoot.

Cash operating costs increased by 10%, mainly as a result of the significant hikes in labour, electricity and stores costs. This resulted in R/kg unit costs increasing by 7% to R168 445/kg. Cash operating profit decreased by 8% due to cost increases and lower grade achieved.

Virginia

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	544	565	(4)
Grade	(g/t)	3.07	3.10	(1)
Gold produced	(kg)	1 668	1 754	(5)
Gold sold	(kg)	1 656	1 877	(12)
Cash operating costs	(R/kg)	249 947	212 624	(18)
Operating loss	(R'000)	(14 498)	72 306	(120)

Virginia recorded poor operational results. Its performance was affected by several issues, including a stoppage resulting from a fatality, power failures, seismic events and back-breaks. These incidents caused a decline in square metres mined, as well as a 4% decline in tonnes milled to 544 000t. The recovered grade decreased by only 1% to 3.07g/t. Lower throughput and grade resulted in a 5% decrease in gold production to 1 668kg.

Cash operating costs increased by 12% to R249 947/kg, due to lower gold production and increases in labour and electricity costs. An operating loss of R14 million was recorded

Due to economic conditions, as well as the low grade of the declining orebody, restructuring alternatives are being evaluated at Brand and Harmony 2 operations.

South African surface operations

Indicator		September 2009	June 2009	% Variance
Tonnes	**('000)**	2 092	2 397	(13)
Grade	**(g/t)**	0.43	0.34	26
Gold produced	**(kg)**	891	811	10
Gold sold	**(kg)**	854	794	8
Cash operating costs	**(R/kg)**	149 072	177 721	16
Operating profit	**(R'000)**	68 432	60 782	13

Kalgold

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	452	385	17
Grade	(g/t)	0.92	0.93	(2)
Gold produced	(kg)	415	359	16
Gold sold	(kg)	378	342	11
Cash operating costs	(R/kg)	172 831	204 017	15
Operating profit	(R'000)	14 758	20 232	(27)

Kalgold exceeded its plans for the quarter, with tonnes milled 17% higher at 452 000t. Grade remained fairly flat at 0.92tg/t. Gold produced was 16% higher at 415 kg. Cash operating costs decreased by 15% due to an increase in gold production. Cash operating profit, however, was 27% lower due to a lower Rand gold price received.

Phoenix

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	1 382	1 649	(16)
Grade	(g/t)	0.117	0.107	9
Gold produced	(kg)	162	177	(9)
Gold sold	(kg)	162	177	(9)
Cash operating costs	(R/kg)	173 827	182 492	5
Operating profit	(R'000)	10 951	11 513	(5)

Phoenix experienced operational problems, resulting in a disappointing performance. Although recovered grade increased by 9% to 0.117g/t, due to improved grades from both Brand A and H1, tonnes milled were 16% lower and gold production declined by 9% to 162kg.

Slimes reclamation at Brand A has now reached the bottom strip and the improved grades are expected to continue during the December quarter.

Cash operating costs were 5% lower at R173 827/kg, due mainly to lower volumes treated. The lower costs contributed to a 4.7% decrease in R/kg costs. Cash operating profit was 5% lower at R11 million, resulting from a decrease in gold production and a lower gold price received.



Rock dumps

Indicator		September 2009	June 2009	% Variance
Tonnes	('000)	258	363	(29)
Grade	(g/t)	1.22	0.76	61
Gold produced	(kg)	314	275	14
Gold sold	(kg)	314	275	14
Cash operating costs	(R/kg)	104 898	140 324	25
Operating profit	(R'000)	42 723	29 037	47

Despite a 29% decrease in tonnes milled, gold production increased by 14% to 314kg. Gold production includes 94kg of gold retrieved from the Winkelhaak plant following its closure. Higher gold production resulted in a 25% improvement in cash operating cost to R104 898/kg.

Cash operating profit increased by 47% to R43 million as a result of the increase in gold sold.

International operations

▶ At Hidden Valley heavy rain and plant commissioning issues, including a mill gearbox failure, reduced planned production levels by approximately 15 000 ounces.

▶ Hidden Valley processing plant commissioning and production ramp up was slower than planned.

Morobe Mining Joint Venture, PNG (50%)

Hidden Valley

Project construction and process plant commissioning activities were delayed during the quarter. Exceptionally heavy rain during July 2009 (exceeding a 1-in-20-year event) and the premature failure of a mill gearbox and plant modifications in September 2009, significantly impacted commissioning production. Harmony's 50% share of production for the quarter was 3 168 ounces.

By the end of September 2009 the process plant had been largely commissioned. Mill utilisation and throughput rates, after the gearbox repairs and Carbon-in-Leach (CIL) plant modifications, were ramping up satisfactorily.

Overland conveyor construction was similarly impacted by wet weather and is behind schedule. Construction should be substantially complete by the end of November 2009. Production will not be impacted by the conveyor delay as higher grade ore from the Hamata pit (located adjacent to the processing plant) is to be processed first.

Work continues with establishment and management of waste dumps as well as a continued focus on community engagement, employment and training of local employees. The engineering and design contract for the Hidden Valley expansion project as part of the concept study was awarded during the quarter. Initial work will focus on identifying and completing 'early wins' based upon data and process information obtained during the ongoing plant commissioning.

Gold production summary

September 2009 quarter	Mine production (t 000's)	Gold production (oz)
Hidden Valley [1]	3 917	3 168

(1) Hidden Valley production is treated as commissioning production. Costs associated with these ounces have been excluded from the cost calculations throughout this report.

Wafi-Golpu

The integrated geological model for Wafi-Golpu was used to target the ongoing drilling programme. A desktop study has identified a potential mining concept for the Golpu porphyry deposit. The block cave concept in conjunction with an open pit mine remains the preferred route pending confirmation of drilling results.

Development


Ore Reserve Block Grades v Development Grades
Ore Reserve (cmg/t)
Rolling 4 quarter average (cmg/t)
Current quarter (cmg/t)
Cmg/t
3000
2500
2000
1500
1000
500
0
TSHEPONG
PHAKISA
BAMBANANI
DOORNKOP
ELANDSRAND
TARGET
MASIMONG
EVANDER
VIRGINIA
JOEL

Note: The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that have been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Bambanani

The Bambanani ore reserve grade is to a large degree a reflection of the future extraction of the high grade Basal Reef shaft pillar. No on-reef development was done in the high grade shaft pillar during the quarter and the current development grade is in line with the planned grades. However, the development grade is expected to increase over the next quarter as some of the raises move into better areas.

Doornkop

Limited South Reef has been exposed to date and on-reef development metres are below plan in the expected higher grade area of 192 Level. Although the ore body remains high-risk with the limited information available, development grades are starting to improve as more reef metres are being developed. The 197 Level grades improved to over 1000 cmg/t, which is in line with the reserve grade. 192 Level is still low at a grade of approximately 700 cmg/t, but, as mentioned, is expected to improve.

Elandsrand

The quarter-on-quarter drop in development grade is as a result of a combination of lower raise values in the Old Mine and also between 105 and 109 Level in the New Mine. The 109-33 and 109-32 raise lines developed into poorly mineralised VCR with poor values as expected. Grades are however expected to increase as 109-32 and 109-33 raise lines moves out of the poorly mineralised zones.

Evander

There was a slight increase in grade due to mainly Evander 8 shaft raises developing from the pay shoot edges towards the main pay shoot. An increase in grades at Evander 8 is expected to continue.

Joel

There was a quarter-on-quarter drop in development grade which can be attributed to the variability of the Beatrix Reef in the areas that are being developed. The rolling four-quarter development grade, however, remains higher than the reserve grade.

Masimong

The development grade is lower than the reserve grade due mainly to an underperformance on the 'B' Reef drives. The current grades on the Basal Reef on-reef development are also slightly below expectation.



Phakisa

With Phakisa being a new mine, the development is currently taking place close to the shaft in the lower-grade southern areas. Grades will improve as the development progresses towards the north and more reef is exposed within the major north west- to south east-trending Basal Reef payshoot.

There was an increase in development grade for the raises being developed in the southern area, compared with the previous quarter.

Target (Narrow Reef Mining)

Development sampling is now reported only on those raises being developed for "gold" as distinct from those raises developed on selected horizons to "de-stress" future massive stopes. Further, sampling of access drives for massive mining are also not reported as they are not representative of the reefs on which the massives are designed. As such, development sampling reported represents a relatively small portion of future production.

No on-reef raise development took place during the current quarter due to environmental conditions in certain areas of the mine.

Tshepong

A large proportion of the on-reef development is currently taking place on the edges of the north west- to south east-trending Basal Reef payshoot. The development grade is expected to improve as new raise lines become available within the deeper extension of the payshoot in the Sub 66 and Sub 71 decline area.

There was an increase in grade reported for the "B" Reef as opposed to a drop in grade for the Basal Reef on-reef development.

Virginia

In general the development at Unisel produced good results, especially on the Basal Reef where good channels were intersected between waste on contact areas to the south of the shaft.

At the Merriespruit shafts there were disappointing results as development for both the Leader Reef and Basal Reef intersected areas of poorly developed reef and areas of eroded reef remnants.



Waste Metres / Reef Metres / Ave cmg/t

Exploration

South Africa

Evander 6 shaft and Twistdraai (Taung JV)

Harmony's objective is to complete a bankable feasibility study of the two areas within five years. During the quarter under review, permission from the Department of Mineral Resources (DMR) was sought to begin surface drilling of three holes in the Twistdraai area. Consultations with stakeholders have taken place and no objections have been recorded. We are now awaiting final DMR approval and it is likely that drilling will start in the new year.

A study entailing a detailed mine plan and schedule of the Evander 6 shaft was completed during the quarter. The purpose of the study is to optimise the extraction of the orebody and improve the project financials.

Evander South surface drilling

Good progress was made at Evander South during the September quarter, with a total of 7 461 metres drilled compared to the 7 440 metres that were planned (+0.3% variance). Progressively, the programme is 5% ahead of schedule and is almost complete with 96% of the planned metres having been drilled. One rig has already demobilised with the others due to finish in mid-November.

Joel North surface drilling – exploration progress

The current surface drilling programme at Joel North involves drilling six holes to a depth of between 1 300 metres and 1 400 metres to the north of the current Joel mine workings to allow an upgrade of the resource between 129 Level and 137 Level. During the quarter, 3 445 metres were drilled. The programme is 36% complete and projected completion is March 2010. The first reef intersection was made on 24 October 2009.

Project Saints

Project Saints entails the re-treating of surface tailings in the Free State at a rate of 1 million tonnes per month. During the quarter detailed modelling of each of the dams was completed with particular attention paid to the distribution of the grade and the mining methodology. We decided to follow a recommendation from a recent ore resource/reserve audit conducted to drill additional holes on each of the dams.

We are currently awaiting approval from the Department of Mineral Resources of the re-aligned environmental management programmes that were delivered. Furthermore, most of the licences for servitudes have been received and those that are outstanding are not thought to pose a significant risk to the project proceeding.

Project Libra

With regard to Project Libra, the re-treating of surface tailings at a rate of 1 million tonnes per month from the Winkelhaak, Leslie and Kinross tailings dams at Evander, the feasibility study has now been initiated and consultants have been engaged to carry out the environmental impact assessment and to complete a conceptual design of the tailings storage facilities. The dams will also be re-drilled and samples collected for assay and metallurgical recovery test work.

Project TPM

Ore from Harmony's Free State mines contains uranium as a by-product of gold processing and the TPM project envisages treating current arisings from the Tshepong, Phakisa and Masimong (TPM) mines primarily for uranium.

During the quarter, a sampling programme was devised. At the end of the quarter assaying of samples began and permission was granted for the pilot plant to be constructed. Assaying of these samples will only be complete by the end of February. In the meantime, the resource models for project TPM will be updated and it is likely that the pre-feasibility for the project will be reviewed again in March 2010. The pilot plant is due to be commissioned by the end of October and for flotation test work to start thereafter.

Environmental impact specialist studies concerning the building of a new uranium plant were completed during the quarter.

St Helena 10 shaft

This project involves the re-opening of St Helena No 10 shaft. During the September quarter we began preparation of block plans incorporating the faulting structure and this is due for completion by the middle of November. The digitising of the Basal Reef has also started and will be followed by the Leader Reef. A more detailed mine plan will then be drawn up and the feasibility study finalised within the next few months.

International

1. Wafi-Golpu JV

Wafi Near Mine (Brownfields)

Northern Diatreme Margin

Two holes (WR316 and WR318) for 1 405m were completed during the quarter as part of a broader programme to define and test the northeast margin of the diatreme intrusive. The target was based on an area of elevated surface Au geochemistry adjacent to the diatreme contact, which had seen little previous drill testing. Drilling of a third hole, WR231, is in progress.

Miapili Prospect

A new zone of copper-gold mineralisation has been intersected on the Wafi Transfer Structure approximately 900m northeast of Golpu. Miapili prospect was drilled to test a magnetic target and intersected several broad intervals of highly anomalous copper-gold mineralisation including a higher grade interval of 52m @ 1.0 g/t Au, 0.2% Cu from 409m. The mineralisation correlates with a broad zone of stockwork vein mineralisation in metasediments that sits along the contact of a porphyry intrusive. The style of mineralisation is similar to Nambonga with laminated quartz-sulphide-magnetite veins. The drill intercept is open to the south and follow-up drilling is planned for this December 2009 quarter.

Golpu Deeps and Wafi Project studies

One aspect of concept studies underway is that it appears possible to achieve significant value enhancement for the project if a single decline and high-lift block cave are utilised, as opposed to the double-lift twin decline scenario used in the original pre-feasibility study. Two deep drill holes are proposed to test the size and shape of the Golpu ore body at depth in order to determine if the concept is viable. Drilling is scheduled to start in November.

2. Morobe Exploration JV

Grassroots exploration during the quarter was undertaken on nine separate prospect areas across four exploration licences including EL1403 (Morobe Coast), EL1629 (Garaina), EL1103 (Zilani) and EL1316 (Mumeng). In line with the strategy, work to date continues to focus on the Wafi Transfer structure and surrounding prospects in order to develop a province with multiple gold and porphyry copper-gold deposits. Results from Pekumbe have been highly encouraging.

3. Hidden Valley JV

ML151 (Brownfields)

Exploration drilling on ML151 Hidden Valley reduced during the quarter to two holes (976m). The exploration drill rig was redirected onto resource definition work at Kaveroi North in order to allow additional time for interpretation and ranking of targets in the context of the new Hidden Valley Geological Model.



Yafo Prospect

Drilling at the Yafo prospect on ML151 comprised one hole for 381.9m to follow up below the historic intercept in MP001 (20m @ 12.88g/t Au from 36m). Although the drill hole intersected a zone of strong sericite-clay-pyrite-k-feldspar alteration, results returned were disappointing. No work is planned at this stage until results are interpreted in context with the Hidden Valley Geological Model.

Apu Creek

The Apu Creek prospect is located approximately 800m east of the Hidden Valley – Kaveroi ore system. Drilling re-started late in the quarter to follow up of anomalous silver mineralisation intersected by APDH001 and historical drill results associated with southern extensions of the Hidden Valley fault system (i.e. HV018: 10m @ 0.53g/t Au; 35m @ 0.41g/t Au). The intent of the drilling is to understand metal/alteration zonation and structural setting in relation to the HV-Kaveroi system and generate targets for extensions to the known mineralised system.

4. *PNG Exploration (Harmony 100%)*

West Sepik Project – ELA1708 (Amanab)

The tenement is located approximately 160km north of the OK Tedi copper-gold mine in the Sandaun Province. The tenement was pegged to target the bedrock source of the alluvial goldfield centred on the Yup River. EL1708 was granted on 6 July 2009 and title documents were received during the quarter. Data compilation and programme planning began for work programmes in the second half of FY10.

Mt Hagen Project – EL1611 (Angiki) and EL1596 (Jimi Valley)

Transactions to acquire the Mt Hagen Project were finalised during the quarter. Harmony acquired 100% of the mineral rights for EL1596 from Frontier Resources for the cash consideration of A$300 000. Harmony also acquired the rights to explore the adjacent tenement EL1611 over a four-year period, with the condition that Harmony's exploration programme meets the minimum annual statutory expenditure commitment. At any time during this period Harmony may exercise an option to purchase 100% of the tenement for a total cash consideration of 6 million Kina.

A brief field visit was completed during the quarter. Work focused on setting up procedural, safety and administrative controls ahead of field operations. Field operations are set to begin in October 2009 with establishment of a base camp at Kurunga and initial trenching and surface sampling across the strike of the mineralised outcrop.



Operating results (Rand/Metric)

			Bambanani	Doornkop	Elandsrand	Evander	Joel	Masimong	Phakisa	Target	Tshepong	Virginia	Total SA Underground	Kalgold	Phoenix	Dumps	Total SA Surface	Other	South Africa Total
			Underground production – South Africa											**Surface production – South Africa**					
Ore milled	– t'000	Sep-09	**147**	**130**	**260**	**259**	**136**	**234**	**71**	**193**	**418**	**544**	**2 392**	**452**	**1 382**	**258**	**2 092**	**–**	**4 484**
		Jun-09	138	148	233	248	131	222	67	167	348	565	2 267	385	1 649	363	2 397	–	4 664
Gold produced	– kg	Sep-09	**946**	**500**	**1 625**	**1 239**	**515**	**1 359**	**260**	**909**	**1 703**	**1 668**	**10 724**	**415**	**162**	**314**	**891**	**–**	**11 615**
		Jun-09	876	392	1 469	1 348	492	1 164	244	798	1 655	1 754	10 192	359	177	275	811	–	11 003
Yield	– g/tonne	Sep-09	**6.44**	**3.85**	**6.25**	**4.78**	**3.79**	**5.81**	**3.66**	**4.71**	**4.07**	**3.07**	**4.48**	**0.92**	**0.12**	**1.22**	**0.43**	**–**	**2.59**
		Jun-09	6.35	2.65	6.30	5.44	3.76	5.24	3.64	4.78	4.76	3.10	4.50	0.93	0.11	0.76	0.34	–	2.36
Cash operating costs	– R/kg	Sep-09	**199 533**	**171 476**	**182 729**	**226 699**	**198 792**	**137 986**	**222 000**	**166 448**	**168 445**	**249 947**	**191 627**	**172 831**	**173 827**	**104 898**	**149 072**	**–**	**188 362**
		Jun-09	193 207	211 855	180 732	185 361	198 069	141 947	159 652	153 876	157 819	212 624	179 181	204 017	182 492	140 324	177 721	–	179 074
Cash operating costs	– R/tonne	Sep-09	**1 284**	**660**	**1 142**	**1 084**	**753**	**801**	**813**	**784**	**686**	**766**	**859**	**159**	**20**	**128**	**63**	**–**	**488**
		Jun-09	1 226	561	1 139	1 008	744	744	581	735	751	660	806	190	20	106	60	–	422
Gold sold	– Kg	Sep-09	**973**	**500**	**1 433**	**1 203**	**529**	**1 349**	**268**	**955**	**1 751**	**1 656**	**10 617**	**378**	**162**	**314**	**854**	**–**	**11 471**
		Jun-09	792	394	1 368	1 429	443	1 245	219	765	1 503	1 877	10 035	342	177	275	794	–	10 829
Revenue	(R'000)	Sep-09	**233 738**	**120 432**	**349 650**	**290 373**	**127 680**	**323 889**	**64 293**	**219 345**	**420 604**	**398 125**	**2 548 129**	**83 694**	**39 111**	**75 661**	**198 466**	**–**	**2 746 595**
		Jun-09	195 988	94 870	331 745	347 441	109 157	308 757	53 695	188 380	372 123	464 875	2 467 031	84 952	43 814	67 626	196 392	–	2 663 423
Cash operating costs	(R'000)	Sep-09	**188 758**	**85 738**	**296 935**	**280 880**	**102 378**	**187 523**	**57 720**	**151 301**	**286 862**	**416 911**	**2 055 006**	**71 725**	**28 160**	**32 938**	**132 823**	**–**	**2 187 829**
		Jun-09	169 249	83 047	265 496	249 867	97 450	165 226	38 955	122 793	261 190	372 943	1 826 216	73 242	32 301	38 589	144 132	–	1 970 348
Inventory movement	(R'000)	Sep-09	**4 347**	**16 158**	**(16 189)**	**(7 387)**	**2 358**	**(1 793)**	**1 329**	**8 265**	**6 606**	**(4 288)**	**9 406**	**(2 789)**	**–**	**–**	**(2 789)**	**–**	**6 617**
		Jun-09	(17 311)	(15 828)	(36 955)	12 560	(9 967)	8 158	(3 984)	28 622	(26 714)	19 626	(41 793)	(8 522)	–	–	(8 522)	–	(50 315)
Operating costs	(R'000)	Sep-09	**193 105**	**101 896**	**280 746**	**273 493**	**104 736**	**185 730**	**59 049**	**159 566**	**293 468**	**412 623**	**2 064 412**	**68 936**	**28 160**	**32 938**	**130 034**	**–**	**2 194 446**
		Jun-09	151 938	67 219	228 541	262 427	87 483	173 384	34 971	151 415	234 476	392 569	1 784 423	64 720	32 301	38 589	135 610	–	1 920 033
Cash operating profit	(R'000)	Sep-09	**40 633**	**18 536**	**68 904**	**16 880**	**22 944**	**138 159**	**5 244**	**59 779**	**127 136**	**(14 498)**	**483 717**	**14 758**	**10 951**	**42 723**	**68 432**	**–**	**552 149**
		Jun-09	44 050	27 651	103 204	85 014	21 674	135 373	18 724	36 965	137 647	72 306	682 608	20 232	11 513	29 037	60 782	–	743 390
Capital expenditure	(R'000)	Sep-09	**23 019**	**72 766**	**111 325**	**51 651**	**17 809**	**38 866**	**127 689**	**83 710**	**71 169**	**51 557**	**649 561**	**1 811**	**1 503**	**–**	**3 314**	**13 456**	**666 331**
		Jun-09	17 783	96 198	111 500	56 477	18 369	33 000	103 916	92 693	68 364	71 903	670 203	5 444	739	–	6 183	21 203	697 589

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Note	Quarter ended September 2009 (Unaudited) R million	Quarter ended June 2009 (Unaudited) R million	September¹ 2008 (Unaudited) R million	Year ended June 2009 (Audited) R million
Continuing operations					
Revenue		2 747	2 663	2 682	11 496
Cost of sales	2	(2 604)	(2 863)	(2 377)	(9 836)
Production cost		(2 195)	(1 920)	(1 874)	(7 657)
Amortisation and depreciation		(350)	(546)	(308)	(1 467)
Impairment of assets		–	(330)	(152)	(484)
Employment termination and restructuring costs		–	–	(12)	(39)
Other items		(59)	(67)	(31)	(189)
Gross profit/(loss)		**143**	**(200)**	**305**	**1 660**
Corporate, administration and other expenditure		(88)	(99)	(91)	(362)
Exploration expenditure		(60)	(77)	(51)	(289)
Other (expenses)/income – net		(72)	(74)	524	864
Operating (loss)/profit		**(77)**	**(450)**	**687**	**1 873**
Profit from associates		31	49	1	12
Profit on sale of investment in associate		–	–	1	1
Impairment of investment in associate		–	–	(112)	(112)
Fair value movement of listed investments		–	12	–	(101)
Profit on sale of listed investments		2	–	–	–
Impairment of investments		(2)	–	–	–
Investment income		71	108	77	444
Finance cost		(35)	(20)	(85)	(212)
(Loss)/profit before taxation		**(10)**	**(301)**	**569**	**1 905**
Taxation		(19)	547	(237)	(196)
Net (loss)/profit from continuing operations		**(29)**	**246**	**332**	**1 709**
Discontinued operations	3				
(Loss)/profit from discontinued operations		–	(8)	70	1 218
Net (loss)/profit		**(29)**	**238**	**402**	**2 927**
(Loss)/earnings per ordinary share (cents)	4				
– (Loss)/earnings from continuing operations		(7)	58	83	413
– (Loss)/earnings from discontinued operations		–	(2)	17	294
Total (loss)/earnings per ordinary share (cents)		**(7)**	**56**	**100**	**707**
Diluted (loss)/earnings per ordinary share (cents)	4				
– (Loss)/earnings from continuing operations		(7)	58	82	411
– (Loss)/earnings for discontinued operations		–	(2)	17	293
Total diluted (loss)/earnings per ordinary share (cents)		**(7)**	**56**	**99**	**704**

The accompanying notes are an integral part of these condensed consolidated financials statements.

¹ The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.



CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)

	Quarter ended			Year ended
	September 2009 (Unaudited) R million	June 2009 (Unaudited) R million	September 2008 (Unaudited) R million	June 2009 (Audited) R million
Net (loss)/profit for the period	**(29)**	**238**	**402**	**2 927**
Attributable to:				
Owners of the parent	(29)	238	402	2 927
Non-controlling interest	–	–	–	–
Other comprehensive income/(loss) for the period, net of income tax	15	(203)	88	(450)
Foreign exchange translation profit/(loss)	19	(205)	119	(497)
Mark-to-market of available-for-sale investments	(4)	2	(31)	47
Total comprehensive (loss)/income for the period	**(14)**	**35**	**490**	**2 477**
Attributable to:				
Owners of the parent	(14)	35	490	2 477
Non-controlling interest	–	–	–	–

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Note	At September 2009 (Unaudited) R million	At June 2009 (Audited) R million	At September 2008 (Unaudited) R million
ASSETS				
Non-current assets				
Property, plant and equipment		28 457	27 912	27 020
Intangible assets		2 218	2 224	2 213
Restricted cash		165	161	181
Restricted investments		1 668	1 640	1 512
Investments in financial assets		39	57	48
Investments in associates		360	329	34
Trade and other receivables		72	75	127
		32 979	32 398	31 135
Current assets				
Inventories		1 147	1 035	752
Trade and other receivables		838	885	875
Income and mining taxes		45	45	54
Cash and cash equivalents		1 094	1 950	1 186
		3 124	3 915	2 867
Assets of disposal groups classified as held-for-sale	3	–	–	1 408
		3 124	3 915	4 275
Total assets		**36 103**	**36 313**	**35 410**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 093	28 091	25 904
Other reserves		388	339	777
Retained earnings/(accumulated loss)		853	1 095	(1 430)
		29 334	29 525	25 251
Non-current liabilities				
Borrowings	5	108	110	176
Deferred tax		3 265	3 251	3 008
Provision for environmental rehabilitation		1 564	1 530	1 152
Retirement benefit obligation and other provisions		166	166	145
		5 103	5 057	4 481
Current liabilities				
Trade and other payables		1 385	1 460	1 528
Income and mining taxes		21	19	295
Borrowings	5	260	252	3 363
		1 666	1 731	5 186
Liabilities of disposal groups classified as held-for-sale		–	–	492
		1 666	1 731	5 678
Total equity and liabilities		**36 103**	**36 313**	**35 410**
Number of ordinary shares in issue		426 024 653	425 986 836	403 424 148
Net asset value per share (cents)		6 886	6 931	6 259

The accompanying notes are an integral part of these condensed consolidated financials statements.



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) (Rand)

	Note	Issued share capital R million	Other reserves R million	Retained earnings/ (accumulated loss) R million	Total R million
Balance – 30 June 2009		28 091	339	1 095	29 525
Issue of share capital		2	–	–	2
Deferred share-based payments		–	34	–	34
Comprehensive income/(loss) for the period		–	15	(29)	(14)
Dividends paid	6	–	–	(213)	(213)
Balance as at 30 September 2009		**28 093**	**388**	**853**	**29 334**
Balance – 30 June 2008		25 895	676	(1 832)	24 739
Issue of share capital		9	–	–	9
Deferred share-based payments		–	13	–	13
Comprehensive income for the period		–	88	402	490
Balance as at 30 September 2008		**25 904**	**777**	**(1 430)**	**25 251**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Quarter ended			Year ended
	September 2009 (Unaudited) R million	June 2009 (Unaudited) R million	September 2008 (Unaudited) R million	June 2009 (Audited) R million
Cash flow from operating activities				
Cash generated by operations	225	780	670	2 813
Interest and dividends received	68	107	82	457
Interest paid	(9)	(65)	(112)	(280)
Income and mining taxes paid	(25)	(428)	(1)	(704)
Cash generated by operating activities	259	394	639	2 286
Cash flow from investing activities				
(Increase)/decrease in restricted cash	(3)	6	(103)	(83)
Net proceeds on disposal of listed investments	15	–	–	–
Net additions to property, plant and equipment	(907)	1 093	798	979
Other investing activities	8	51	10	(79)
Cash (utilised)/generated by investing activities	(887)	1 150	705	817
Cash flow from financing activities				
Long-term loans repaid	(7)	(2 462)	(588)	(3 738)
Ordinary shares issued – net of expenses	2	10	8	1 953
Dividends paid	(213)	–	–	–
Cash utilised by financing activities	(218)	(2 452)	(580)	(1 785)
Foreign currency translation adjustments	(10)	18	7	217
Net (decrease)/increase in cash and cash equivalents	(856)	(890)	770	1 535
Cash and cash equivalents – beginning of period	1 950	2 840	415	415
Cash and cash equivalents – end of period	**1 094**	**1 950**	**1 186**	**1 950**



NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2009

1. Accounting policies

Basis of accounting

The condensed consolidated interim financial statements for the period ended 30 September 2009 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, *Interim Financial Reporting*, and should be read in conjunction with the financial statements for the year ended 30 June 2009.

2. Cost of sales

	Quarter ended			Year ended
	September 2009 (Unaudited) R million	June 2009 (Unaudited) R million	September[1] 2008 (Unaudited) R million	June 2009 (Audited) R million
Production costs	2 195	1 920	1 874	7 657
Amortisation and depreciation	350	546	308	1 467
Impairment of assets	–	330	152	484
Provision for rehabilitation costs	4	13	6	21
Care and maintenance cost of restructured shafts	21	15	12	53
Employment termination and restructuring costs	–	–	12	39
Share-based compensation	34	38	13	113
Provision for post retirement benefits	–	1	–	2
Total cost of sales	**2 604**	**2 863**	**2 377**	**9 836**

[1]The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.

3. Disposal groups classified as held-for-sale and discontinued operations

Following approval by the Board of Directors in April 2007, the assets and liabilities related to Mount Magnet (operations in Australia) were classified as held-for-sale. This operation also met the criteria to be classified as discontinued operations in terms of IFRS 5. During the June 2009 quarter, it was decided that further drilling at the site to define the orebody would enhance the selling potential of the operation. As a result, the operation no longer met the requirements of IFRS 5 to be classified as held-for-sale, and was therefore reclassified as continuing operations again. Consequently, the income statements and earnings per share amounts for all comparative periods have been represented taking this change into account.

4. (Loss)/earnings per ordinary share

(Loss)/earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 30 September 2009: 425.9 million (30 June 2009: 425.7 million, 30 September 2008: 403.1 million) and for the year ended 30 June 2009: 414.1 million.

The fully diluted (loss)/earnings per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 30 September 2009: 427.2 million (30 June 2009: 427.5 million, 30 September 2008: 404.6 million) and for the year ended 30 June 2009: 416.0 million.

| | Quarter ended | | | Year ended |
	September 2009 (Unaudited)	June 2009 (Unaudited)	September 2008 (Unaudited)	June 2009 (Audited)
Total (loss)/earnings per ordinary share (cents):				
Basic (loss)/earnings	(7)	56	100	707
Fully diluted (loss)/earnings	(7)	56	99	704
Headline (loss)/earnings	(12)	107	24	262
– from continuing operations	(12)	107	7	239
– from discontinued operations	–	–	17	23
	R million	R million	R million	R million
Reconciliation of headline (loss)/earnings:				
Continuing operations				
Net (loss)/profit	(29)	246	332	1 709
Adjusted for (net of tax):				
Profit on sale of property, plant and equipment	(1)	(83)	(567)	(975)
Profit on sale of listed investments	(1)	–	–	–
Fair value movement of listed investments	–	(9)	–	71
Foreign exchange gain reclassified from equity	(22)	–	–	(384)
Profit on sale of associate	–	–	(1)	(1)
Impairment of investment in associates	–	–	112	112
Impairment of investments	2	–	–	–
Impairment of property, plant and equipment	–	303	152	457
Headline (loss)/earnings	**(51)**	**457**	**28**	**989**
Discontinued operations				
Net (loss)/profit	–	(8)	70	1 218
Adjusted for (net of tax):				
Profit/(loss) on sale of property, plant and equipment	–	6	–	(1 121)
Headline (loss)/earnings	**–**	**(2)**	**70**	**97**
Total headline (loss)/earnings	**(51)**	**455**	**98**	**1 086**

5. **Borrowings**

	September 2009 (Unaudited) R million	June 2009 (Audited) R million	September 2008 (Unaudited) R million
Total long-term borrowings	108	110	176
Total current portion of borrowings	260	252	3 363
Total borrowings[(1)]	**368**	**362**	**3 539**

[(1)] Included in the borrowings is R104 million (June 2009: R106 million; September 2008: R183 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments to the loan are as follows:



	September 2009 (Unaudited) R million	June 2009 (Audited) R million	September 2008 (Unaudited) R million
Due within one year	31	30	46
Due between one and five years	76	80	156
	107	110	202
Future finance charges	(3)	(4)	(19)
Total future minimum lease payments	**104**	**106**	**183**

6. Dividend declared

On 13 August 2009, the board of directors approved a final dividend for the 2009 financial year of 50 SA cents per share. The total dividend, amounting to R213 million was paid on 21 September 2009.

	September 2009 (Unaudited)	June 2009 (Audited)	September 2008 (Unaudited)
Dividend declared (R million)	213	–	–
Number of shares in issue (thousands)	426 025	425 987	403 424
Dividend per share (cents)	50	–	–

7. Commitments and contingencies

	September 2009 (Unaudited) R million	June 2009 (Audited) R million	September 2008 (Unaudited) R million
Capital expenditure commitments			
Contracts for capital expenditure	528	478	512
Authorised by the directors but not contracted for	1 829	734	2 467
	2 357	**1 212**	**2 979**

This expenditure will be financed from existing resources.

Contingent liability

Class action

We have filed with the Court a Motion to Dismiss all claims asserted in the Class Action Case, the plaintiffs have filed an opposing response, and we have since replied to that response. At this point the matter is in the hands of the Court and we are awaiting a ruling by the Court. It is not possible to predict with certainty when the Court will rule on the Motion to Dismiss as the timing of the ruling is entirely within the discretion of the Court.

8. Subsequent events

During October 2009, Harmony sold its remaining Avoca shares of 2 465 295 at an average price of A$1.66 per share, amounting to the sale proceeds of A$4.1 million.

9. Segment report

The segment report follows on page 25 and 26.

10. **Reconciliation of segment information to consolidated income statements and balance sheet**

	September 2009 (Unaudited) R million	September 2008 (Unaudited) R million
The "reconciliation of segment data to consolidated financials" line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report.		
Revenue from:		
Discontinued operations	–	338
Production costs from:		
Discontinued operations	–	248
Reconciliation of cash operating profit to gross profit:		
Total segment revenue	2 747	3 020
Total segment production costs	(2 195)	(2 122)
Cash operating profit as per segment report	552	898
Less: Discontinued operations	–	(90)
Cash operating profit as per segment report	552	808
Cost of sales items other than production costs	(409)	(503)
Amortisation and depreciation	(350)	(308)
Impairment of assets	–	(152)
Employment termination and restructuring costs	–	(12)
Share-based compensation	(34)	(13)
Rehabilitation costs	(4)	(6)
Care and maintenance costs of restructured shafts	(21)	(12)
Gross profit as per income statements*	**143**	**305**
Reconciliation of total segment mining assets to consolidated property, plant and equipment:		
Property, plant and equipment not allocated to a segment:		
Mining assets	596	459
Undeveloped property	5 139	5 139
Other non-mining assets	66	48
Less: Non-current assets previously classified as held-for-sale	–	(272)
Less: Non-current assets classified as held-for-sale	–	(737)
	5 801	**4 637**

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.



SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2009 (Unaudited) (Rand/Metric)

	Revenue R million	Production cost R million	Cash operating profit/(loss) R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg	Tonnes milled t'000
Operations							
South Africa							
Underground							
Bambanani	234	193	41	672	23	946	147
Doornkop	120	101	19	2 618	73	500	130
Elandsrand	350	281	69	2 797	111	1 625	260
Evander	290	273	17	958	52	1 239	259
Masimong	324	186	138	684	39	1 359	234
Phakisa	64	59	5	3 778	128	260	71
Target	219	160	59	2 262	84	909	193
Tshepong	421	294	127	3 660	71	1 703	418
Virginia	398	413	(15)	868	52	1 668	544
Other [1]	128	105	23	230	18	515	136
Surface							
Other [2]	199	130	69	141	15	891	2 092
Total South Africa	**2 747**	**2 195**	**552**	**18 668**	**666**	**11 615**	**4 484**
International							
Papua New Guinea	–	–	–	3 713	249	–	–
Other operations [3]	–	–	–	275	–	–	–
Total international	**–**	**–**	**–**	**3 988**	**249**	**–**	**–**
Total operations	**2 747**	**2 195**	**552**	**22 656**	**915**	**11 615**	**4 484**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 10)	–	–		5 801			
	2 747	**2 195**		**28 457**			

Notes:

[1] Includes Joel.

[2] Includes Kalgold, Phoenix and Dumps.

[3] Includes Mount Magnet.

SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2008 (Unaudited) (Rand/Metric)

	Revenue R million	Production cost R million	Cash operating profit/(loss) R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg	Tonnes milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	256	171	85	731	11	1 189	142
Doornkop	55	59	(4)	2 229	83	255	110
Elandsrand	332	245	87	2 450	95	1 528	288
Evander	346	238	108	1 226	50	1 612	306
Masimong	282	169	113	647	33	1 272	235
Phakisa	23	18	5	3 265	105	109	30
Target	127	118	9	2 259	61	530	167
Tshepong	410	250	160	3 586	51	1 906	354
Virginia	485	377	108	928	39	2 197	568
Other [1]	114	92	22	233	11	538	137
Surface							
Other [2]	252	137	115	151	54	1 151	2 262
Total South Africa	**2 682**	**1 874**	**808**	**17 705**	**593**	**12 287**	**4 599**
International							
Papua New Guinea	–	–	–	3 669	400	–	–
Other operations [3]	–	–	–	272	–	–	–
Total international	**–**	**–**	**–**	**3 941**	**400**	**–**	**–**
Total continuing operations	**2 682**	**1 874**	**808**	**21 646**	**993**	**12 287**	**4 599**
Discontinued operations							
Cooke operations	338	248	90	737	53	1 564	801
Total discontinued operations	**338**	**248**	**90**	**737**	**53**	**1 564**	**801**
Total operations	**3 020**	**2 122**	**898**	**22 383**	**1 046**	**13 851**	**5 400**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 10)	(338)	(248)		4 637			
	2 682	**1 874**		**27 020**			

Notes:

[1] Includes Joel.

[2] Includes Kalgold, Phoenix and Dumps.

[3] Includes Mount Magnet.



Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN Code: ZAE 000015228

Results for the first quarter
ended 30 September 2009

Results for the first quarter ended 30 September 2009 (US$)



OPERATING RESULTS (US$/Imperial)

			Underground production – South Africa											Surface production – South Africa					
			Bambanani	Doornkop	Elandsrand	Evander	Joel	Masimong	Phakisa	Target	Tshepong	Virginia	Total SA Underground	Kalgold	Phoenix	Dumps	Total SA Surface	Other	South Africa Total
Ore milled	**– t'000**	**Sep-09**	**162**	**143**	**287**	**286**	**150**	**258**	**78**	**213**	**461**	**600**	**2 638**	**498**	**1 524**	**285**	**2 307**	**–**	**4 945**
		Jun-09	152	163	257	273	144	245	74	184	384	623	2 499	425	1 818	400	2 643	–	5 142
Gold produced	**– oz**	**Sep-09**	**30 415**	**16 075**	**52 245**	**39 835**	**16 558**	**43 693**	**8 359**	**29 225**	**54 753**	**53 627**	**344 785**	**13 343**	**5 208**	**10 095**	**28 646**	**–**	**373 431**
		Jun-09	28 164	12 603	47 229	43 339	15 818	37 423	7 845	25 656	53 209	56 392	327 678	11 542	5 691	8 841	26 074	–	353 752
Yield	**– oz/t**	**Sep-09**	**0.19**	**0.11**	**0.18**	**0.14**	**0.11**	**0.17**	**0.11**	**0.14**	**0.12**	**0.09**	**0.13**	**0.03**	**0.00**	**0.04**	**0.01**	**–**	**0.08**
		Jun-09	0.19	0.08	0.18	0.16	0.11	0.15	0.11	0.14	0.14	0.09	0.13	0.03	0.00	0.02	0.01	–	0.07
Cash operating costs	**– $/oz**	**Sep-09**	**798**	**685**	**730**	**906**	**795**	**552**	**887**	**665**	**673**	**999**	**766**	**691**	**695**	**419**	**596**	**–**	**753**
		Jun-09	714	783	668	685	732	524	590	568	583	785	662	754	674	518	656	–	661
Cash operating costs	**– $/t**	**Sep-09**	**150**	**77**	**133**	**126**	**88**	**93**	**95**	**91**	**80**	**89**	**100**	**19**	**2**	**15**	**7**	**–**	**57**
		Jun-09	132	61	123	109	80	80	63	79	81	71	87	20	2	11	6	–	46
Gold sold	**– oz**	**Sep-09**	**31 283**	**16 075**	**46 072**	**38 677**	**17 008**	**43 371**	**8 616**	**30 704**	**56 296**	**53 242**	**341 344**	**12 153**	**5 208**	**10 095**	**27 456**	**–**	**368 800**
		Jun-09	25 463	12 667	43 982	45 943	14 243	40 028	7 041	24 595	48 323	60 347	322 632	10 996	5 691	8 841	25 528	–	348 160
Revenue	**($'000)**	**Sep-09**	**30 037**	**15 477**	**44 933**	**37 315**	**16 408**	**41 622**	**8 262**	**28 188**	**54 051**	**51 162**	**327 455**	**10 755**	**5 026**	**9 723**	**25 504**	**–**	**352 959**
		Jun-09	23 273	11 266	39 394	41 258	12 962	36 664	6 376	22 370	44 189	55 203	292 955	10 088	5 203	8 030	23 321	–	316 276
Cash operating costs	**($'000)**	**Sep-09**	**24 257**	**11 018**	**38 158**	**36 095**	**13 156**	**24 098**	**7 417**	**19 444**	**36 864**	**53 576**	**264 083**	**9 217**	**3 619**	**4 233**	**17 069**	**–**	**281 152**
		Jun-09	20 098	9 862	31 527	29 672	11 572	19 620	4 626	14 581	31 016	44 286	216 860	8 697	3 836	4 582	17 115	–	233 975
Inventory movement	**($'000)**	**Sep-09**	**559**	**2 076**	**(2 080)**	**(949)**	**303**	**(230)**	**171**	**1 062**	**849**	**(551)**	**1 210**	**(358)**	**–**	**–**	**(358)**	**–**	**852**
		Jun-09	(2 056)	(1 880)	(4 388)	1 491	(1 184)	969	(473)	3 399	(3 172)	2 331	(4 963)	(1 012)	–	–	(1 012)	–	(5 975)
Operating costs	**($'000)**	**Sep-09**	**24 816**	**13 094**	**36 078**	**35 146**	**13 459**	**23 868**	**7 588**	**20 506**	**37 713**	**53 025**	**265 293**	**8 859**	**3 619**	**4 233**	**16 711**	**–**	**282 004**
		Jun-09	18 042	7 982	27 139	31 163	10 388	20 589	4 153	17 980	27 844	46 617	211 897	7 685	3 836	4 582	16 103	–	228 000
Operating profit	**($'000)**	**Sep-09**	**5 221**	**2 383**	**8 855**	**2 169**	**2 949**	**17 754**	**674**	**7 682**	**16 338**	**(1 863)**	**62 162**	**1 896**	**1 407**	**5 490**	**8 793**	**–**	**70 955**
		Jun-09	5 231	3 284	12 255	10 095	2 574	16 075	2 223	4 390	16 345	8 586	81 058	2 403	1 367	3 448	7 218	–	88 276
Capital expenditure	**($'000)**	**Sep-09**	**2 958**	**9 351**	**14 306**	**6 638**	**2 289**	**4 995**	**16 409**	**10 757**	**9 146**	**6 625**	**83 474**	**233**	**193**	**–**	**426**	**1 729**	**85 629**
		Jun-09	2 112	11 423	13 240	6 707	2 181	3 919	12 340	11 007	8 118	8 538	79 585	646	88	–	734	2 518	82 837

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(Convenience translation)

	Quarter ended			Year ended
	September 2009 (Unaudited) US$ million	June 2009 (Unaudited) US$ million	September[1] 2008 (Unaudited) US$ million	June 2009 (Audited) US$ million
Continuing operations				
Revenue	353	316	345	1 277
Cost of sales	(335)	(340)	(306)	(1 104)
Production cost	(282)	(228)	(241)	(850)
Amortisation and depreciation	(45)	(65)	(40)	(167)
Impairment of assets	–	(39)	(19)	(61)
Employment termination and restructuring costs	–	–	(2)	(4)
Other items	(8)	(8)	(4)	(22)
Gross profit/(loss)	**18**	**(24)**	**39**	**173**
Corporate, administration and other expenditure	(11)	(12)	(12)	(40)
Exploration expenditure	(8)	(9)	(6)	(32)
Other (expenses)/income – net	(9)	(9)	67	113
Operating (loss)/profit	**(10)**	**(54)**	**88**	**214**
Profit from associates	4	6	–	1
Impairment of investment in associate	–	–	(14)	(14)
Fair value movement of listed investments	–	1	–	(10)
Impairment of investments	–	–	–	–
Investment income	9	13	10	49
Finance cost	(4)	(2)	(11)	(24)
(Loss)/profit before taxation	**(1)**	**(36)**	**73**	**216**
Taxation	(2)	65	(30)	(23)
Net (loss)/profit from continuing operations	**(3)**	**29**	**43**	**193**
Discontinued operations				
(Loss)/profit from discontinued operations	–	(1)	8	118
Net (loss)/profit	**(3)**	**28**	**51**	**311**
(Loss)/earnings per ordinary share (cents)				
– (Loss)/earnings from continuing operations	(1)	7	11	47
– Earnings from discontinued operations	–	–	2	28
Total (loss)/earnings per ordinary share (cents)	**(1)**	**7**	**13**	**75**
Diluted (loss)/earnings per ordinary share (cents)				
– (Loss)/earnings from continuing operations	(1)	7	11	46
– Earnings from discontinued operations	–	–	2	28
Total diluted (loss)/earnings per ordinary share (cents)	**(1)**	**7**	**13**	**74**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations.

The currency conversion average rates for the quarter ended: September 2009: US$1 = R7.78 (June 2009: US$1 = R8.42, September 2008: US$1=R7.78)

The income statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2009 Annual Report, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates,* have not necessarily been applied in the translation of the US Dollar financial statements presented on page 30 to 36.



CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)

	Quarter ended			Year ended
	September 2009 (Unaudited) US$ million	June 2009 (Unaudited) US$ million	September 2008 (Unaudited) US$ million	June 2009 (Audited) US$ million
Net (loss)/profit for the period	**(3)**	**28**	**51**	**311**
Attributable to:				
Owners of the parent	(3)	28	51	311
Non-controlling interest	–	–	–	–
Other comprehensive income/(loss) for the period, net of income tax	1	(24)	11	111
Foreign exchange translation profit/(loss)	2	(24)	15	105
Mark-to-market of available-for-sale investments	(1)	–	(4)	6
Total comprehensive (loss)/income for the period	**(2)**	**4**	**62**	**422**
Attributable to:				
Owners of the parent	(2)	4	62	422
Non-controlling interest	–	–	–	–

The currency conversion average rates for the quarter ended: September 2009: US$1 = R7.78 (June 2009: US$1 = R8.42, September 2008: US$1=R7.78)

The statement of other comprehensive income for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)

	At September 2009 (Unaudited) US$ million	At June 2009 (Audited) US$ million	At September 2008 (Unaudited) US$ million
ASSETS			
Non-current assets			
Property, plant and equipment	3 774	3 614	3 249
Intangible assets	294	288	266
Restricted cash	22	21	22
Restricted investments	221	212	182
Investments in financial assets	5	7	6
Investments in associates	48	43	4
Trade and other receivables	10	10	15
	4 374	4 195	3 744
Current assets			
Inventories	152	134	90
Trade and other receivables	111	115	105
Income and mining taxes	6	6	6
Cash and cash equivalents	145	253	143
	414	508	344
Assets of disposal groups classified as held-for-sale	–	–	169
	414	508	513
Total assets	**4 788**	**4 703**	**4 257**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 726	4 004	3 115
Other reserves	51	(72)	93
Retained earnings/(accumulated loss)	113	(108)	(172)
	3 890	3 824	3 036
Non-current liabilities			
Borrowings	14	14	21
Deferred income tax	433	421	362
Provisions for other liabilities and charges	207	198	139
Retirement benefit obligation and other provisions	22	22	17
	676	655	539
Current liabilities			
Trade and other payables	185	189	184
Income and mining taxes	3	2	35
Borrowings	34	33	404
	222	224	623
Liabilities of disposal groups classified as held-for-sale	–	–	59
	222	224	682
Total equity and liabilities	**4 788**	**4 703**	**4 257**
Number of ordinary shares in issue	426 024 653	425 986 836	403 424 148
Net asset value per share (cents)	913	898	753

Balance sheet for September 2009 converted at a conversion rate of US$1 = R7.54 (September 2008: R8.32).

The balance sheet as at 30 June 2009 has been extracted from the 2009 Annual Report.



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)

(Convenience translation)

	Issued share capital US$ million	Other reserves US$ million	Retained earnings/ (accumulated loss) US$ million	Total US$ million
Balance – 30 June 2009	3 727	45	145	3 917
Issue of share capital	–	–	–	–
Deferred share-based payments	–	5	–	5
Comprehensive income/(loss) for the period	–	1	(5)	(4)
Dividends paid	–	–	(28)	(28)
Balance as at 30 September 2009	**3 727**	**51**	**112**	**3 890**
Balance – 30 June 2008	3 114	81	(220)	2 975
Issue of share capital	1	–	–	1
Deferred share-based payments	–	2	–	2
Comprehensive income for the period	–	11	51	62
Balance as at 30 September 2008	**3 115**	**94**	**(169)**	**3 040**

The currency conversion closing rates for the quarter ended: September 2009: US$1 = R7.54 (September 2008: US$1 = R8.32)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)

(Convenience translation)

	Quarter ended			Year ended
	September 2009 (Unaudited) US$ million	June 2009 (Unaudited) US$ million	September 2008 (Unaudited) US$ million	June 2009 (Audited) US$ million
Cash flow from operating activities				
Cash generated by operations	29	93	86	319
Interest and dividends received	9	13	11	51
Interest paid	(1)	(8)	(14)	(31)
Income and mining taxes paid	(3)	(51)	–	(85)
Cash generated by operating activities	34	47	83	254
Cash flow from investing activities				
(Increase)/decrease in restricted cash	–	1	(13)	(9)
Net proceeds on disposal of listed investments	2	–	–	–
Net additions to property, plant and equipment	(117)	130	103	111
Other investing activities	1	6	1	(8)
Cash (utilised)/generated by investing activities	(114)	137	91	94
Cash flow from financing activities				
Long-term loans repaid	(1)	(292)	(76)	(427)
Ordinary shares issued – net of expenses	–	1	1	194
Dividends paid	(29)	–	–	–
Cash utilised by financing activities	(30)	(291)	(75)	(233)
Foreign currency translation adjustments	2	61	(9)	85
Net (decrease)/increase in cash and cash equivalents	(108)	(46)	90	200
Cash and cash equivalents – beginning of period	253	299	53	53
Cash and cash equivalents – end of period	**145**	**253**	**143**	**253**

Operating activities translated at average rates for the quarter ended September 2009: US$1=R7.78 (June 2009: US$1 = R8.42, September 2008: US$1 = R7.78).

Closing balance translated at closing rates of: September 2009: US$1 = R7.54 (June 2009: US$1 = R7.72, September 2008: US$1 = R8.32)

The cash flow statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.



SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2009 (Unaudited) (US$/Imperial)

(Convenience translation)

	Revenue US$ million	Production cost US$ million	Cash operating profit/(loss) US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Operations							
South Africa							
Underground							
Bambanani	30	25	5	371	3	30 415	162
Doornkop	16	13	3	128	9	16 075	143
Elandsrand	45	36	9	91	14	52 245	287
Evander	37	35	2	485	7	39 835	286
Masimong	42	24	18	300	5	43 693	258
Phakisa	8	8	–	347	17	8 359	78
Target	28	20	8	501	11	29 225	213
Tshepong	54	38	16	89	9	54 753	461
Virginia	51	53	(2)	115	7	53 627	600
Other [1]	16	13	3	31	2	16 558	150
Surface							
Other [2]	26	17	9	19	2	28 646	2 307
Total South Africa	**353**	**282**	**71**	**2 477**	**86**	**373 431**	**4 945**
International							
Papua New Guinea	–	–	–	492	32	–	–
Other operations [3]	–	–	–	36	–	–	–
Total international	**–**	**–**	**–**	**528**	**32**	**–**	**–**
Total operations	**353**	**282**	**71**	**3 005**	**118**	**373 431**	**4 945**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 10)	–	–		769			
	353	**282**		**3 774**			

Notes:

[1] Includes Joel and St Helena.

[2] Includes Kalgold, Phoenix and Dumps.

[3] Includes Mount Magnet.

All income statement items, including capital expenditure, are converted at the average currency convertion rate for the quarter of US$1 = R7.78

Mining assets are converted at the closing currency convertion rate for the quarter of US$1 = R7.54

SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2008 (Unaudited) (US$/Imperial)

(Convenience translation)

	Revenue US$ million	Production cost US$ million	Cash operating profit/(loss) US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	33	22	11	88	1	29 804	157
Doornkop	7	8	(1)	268	11	10 738	121
Elandsrand	43	31	12	295	12	38 484	318
Evander	45	31	14	147	6	50 348	337
Masimong	36	22	14	78	4	37 713	259
Phakisa	3	2	1	393	13	4 340	33
Target	16	15	1	272	8	21 509	184
Tshepong	53	32	21	431	7	57 968	390
Virginia	62	48	14	112	5	68 031	626
Other [1]	15	12	3	28	1	18 551	151
Surface							
Other [2]	32	18	14	18	7	24 756	2 494
Total South Africa	**345**	**241**	**104**	**2 130**	**75**	**362 242**	**5 070**
International							
Papua New Guinea	–	–	–	441	52	–	–
Other operations [3]	–	–	–	33	–	–	–
Total international	**–**	**–**	**–**	**474**	**52**	**–**	**–**
Total continuing operations	**345**	**241**	**104**	**2 604**	**127**	**362 242**	**5 070**
Discontinued operations							
Cooke operations	43	32	11	89	7	50 284	883
Total discontinued operations	**43**	**32**	**11**	**89**	**7**	**50 284**	**883**
Total operations	**388**	**273**	**115**	**2 693**	**134**	**412 526**	**5 953**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	(43)	(32)		556			
	345	**241**		**3 249**			

Notes:

[1] Includes Joel and St Helena.

[2] Includes Kalgold, Phoenix and Dumps.

[3] Includes Mount Magnet.

All income statement items, including capital expenditure, are converted at the average currency convertion rate for the quarter of US$1 = R7.78

Mining assets are converted at the closing currency convertion rate for the quarter of US$1 = R8.32



DEVELOPMENT RESULTS (Metric)

Quarter ended September 2009

	Reef (metres)	Sampled (metres)	Channel Width (cm's)	Channel Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	785	796	7.36	145.79	1 073
B Reef	110	98	88.20	12.03	1 061
All Reefs	**895**	**894**	**16.22**	**66.05**	**1 071**
Phakisa					
Basal	258	256	28.23	23.95	676
All Reefs	**258**	**256**	**28.23**	**23.95**	**676**
Bambanani					
Basal	102.9	104	175.20	8.22	1 441
All Reefs	**103**	**104**	**175.20**	**8.22**	**1 441**
Doornkop					
Kimberley Reef	241.7	210	478.63	2.14	1 026
South Reef	226.0	219	45.21	18.99	859
All Reefs	**468**	**429**	**257.37**	**3.65**	**940**
Elandsrand					
VCR Reef	600.3	602	83.43	12.00	1 001
All Reefs	**600**	**602**	**83.43**	**12.00**	**1 001**
Target					
Elsburg	25.5	–	–	–	–
All Reefs	**26**	**–**	**–**	**–**	**–**
Masimong					
Basal	567.0	408	53.00	18.69	991
B Reef	58.2	30	80.00	21.51	1 721
All Reefs	**625**	**438**	**54.85**	**18.98**	**1 041**
Evander					
Kimberley	814.9	758	48.25	19.88	959
All Reefs	**815**	**758**	**48.25**	**19.88**	**959**
Virginia					
(incl. Unisel & Brand 3)					
Basal	1 254.9	1 122	94.27	10.79	1 017
Leader	963.7	834	154.68	5.90	912
A Reef	442.4	388	100.13	7.92	793
Middle	153.0	136	187.06	8.29	1 550
B Reef	14.2	–	–	–	–
All Reefs	**2 828**	**2 480**	**120.59**	**8.09**	**976**
Joel					
Beatrix	597.0	452	150.00	6.02	903
All Reefs	**597**	**452**	**150.00**	**6.02**	**903**
Total Harmony					
Basal	2 968	2 686	59.08	17.15	1 013.50
Beatrix	597	452	150.00	6.02	903.00
Leader	964	834	154.68	5.90	912.21
B Reef	183	128	86.28	14.09	1 215.58
A Reef	442.4	388	100.13	7.92	793.35
Middle	153.0	136	187.06	8.29	1 550.09
Elsburg	25.5	–	–	–	–
Kimberley	1 056.6	968	141.62	6.88	973.73
South Reef	226	219	45.21	18.99	858.67
VCR	600	602	83.43	12.00	1 001.17
All Reefs	**7 215**	**6 413**	**97.93**	**10.03**	**982**

DEVELOPMENT RESULTS (Imperial)

Quarter ended September 2009

	Reef (feet)	Sampled (feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	2 574	2 612	3.00	4.11	12
B Reef	362	322	35.00	0.35	12
All Reefs	**2 937**	**2 933**	**6.00**	**2.05**	**12**
Phakisa					
Basal	847	840	11.00	0.71	8
All Reefs	**847**	**840**	**11.00**	**0.71**	**8**
Bambanani					
Basal	338	341	69.00	0.24	17
All Reefs	**338**	**341**	**69.00**	**0.24**	**17**
Doornkop					
Kimberley Reef	793	689	188.00	0.06	12
South Reef	741	719	18.00	0.55	10
All Reefs	**1 534**	**1 407**	**101.00**	**0.11**	**11**
Elandsrand					
VCR Reef	1 969	1 975	33.00	0.35	12
All Reefs	**1 969**	**1 975**	**33.00**	**0.35**	**12**
Target					
Elsburg	84	–	–	–	–
All Reefs	**84**	**–**	**–**	**–**	**–**
Masimong					
Basal	1 860	1 339	21.00	0.54	11
B Reef	191	98	31.00	0.64	20
All Reefs	**2 051**	**1 437**	**22.00**	**0.54**	**12**
Evander					
Kimberley	2 674	2 487	19.00	0.58	11
All Reefs	**2 674**	**2 487**	**19.00**	**0.58**	**11**
Virginia					
(incl. Unisel & Brand 3)					
Basal	4 117	3 681	37.00	0.32	12
Leader	3 162	2 736	61.00	0.17	10
A Reef	1 451	1 273	39.00	0.23	9
Middle	502	446	74.00	0.24	18
B Reef	47	–	–	–	–
All Reefs	**9 279**	**8 136**	**47.00**	**0.24**	**11**
Joel					
Beatrix	1 959	1 483	59.00	0.18	10
All Reefs	**1 959**	**1 483**	**59.00**	**0.18**	**10**
Total Harmony					
Basal	9 737	8 812	23.00	0.51	11.64
Beatrix	1 959	1 483	59.00	0.18	10.37
Leader	3 162	2 736	61.00	0.17	10.47
B Reef	600	420	34.00	0.41	13.96
A Reef	1 451	1 273	39.00	0.23	9.11
Middle	502	446	74.00	0.24	17.80
Elsburg	84	–	–	–	–
Kimberley	3 467	3 176	56.00	0.20	11.18
South Reef	741	719	18.00	0.55	9.86
VCR	1 969	1 975	33.00	0.35	11.50
All Reefs	**23 672**	**21 040**	**39.00**	**0.29**	**11**

NOTES



NOTES

CONTACT DETAILS

HARMONY GOLD MINING COMPANY LIMITED

Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone   :   +27 11 411 2000
Website   :   http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott (Interim Financial Director)
J A Chissano*[1]
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
([1] Mocambican)
(+ US/Mali Citizen)

Investor Relations Team

Esha Brijmohan
Investor Relations Officer
Telephone   :   +27 11 411 2314
Fax   :   +27 11 692 3879
Mobile   :   +27 82 759 1775
E-mail   :   esha@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone   :   +27 11 411 2037
Fax   :   +27 86 614 0999
Mobile   :   +27 82 888 1242
E-mail   :   marian@harmony.co.za

Company Secretary

Khanya Maluleke
Telephone   :   +27 11 411 2019
Fax   :   +27 11 411 2070
Mobile   :   +27 82 767 1082
E-mail   :   Khanya.maluleke@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone   :   +27 86 154 6572
Fax   :   +27 86 674 3260

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone   :   +44 870 162 3100
Fax   :   +44 208 636 2342

ADR Depositary

The Bank of New York Mellon Inc
101 Barclay Street
New York, NY 10286
United States of America
Telephone   :   +1888-BNY-ADRS
Fax   :   +1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone   :   +27 11 507 0300
Fax   :   +27 11 507 0503

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange Plc	HRM
Euronext, Paris	HG
Euronext, Brussels	HMY
Berlin Stock Exchange	HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228

PRINTED BY INCE (PTY) LTD   W2CF07873

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 30, 2009

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Interim Financial Director